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EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, 2000, 1999 and 1998
(DOLLARS IN THOUSANDS)

	2002	2001	2000	1999	1998
Income (loss) before provision (benefit) for income taxes from continuing operations	5,219	(165,335)	(34,476)	(21,542)	1,732
Fixed charges (a)	126,500	143,574	152,219	181,569	141,704

Earnings available for fixed charges	131,719	(21,761)	117,743	160,027	143,436
Fixed charges (a)	126,500	143,574	152,219	181,569	141,704

Excess of earnings over fixed charges (b)	5,219	(165,335)	(34,476)	(21,542)	1,732
Ratio of earnings to fixed charges	1.04	—	—	—	1.01

Combined fixed charges and preferred stock dividends (c)	142,423	159,497	169,341	198,691	158,826

Excess of earnings over combined fixed charges and preferred stock dividends	(10,704)	(181,258)	(51,598)	(38,664)	(15,390)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

(a)
Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, capitalized interest and amortization of deferred financing costs.

(b)
Earnings were inadequate to cover fixed charges for the years ended December 31, 2001, 2000 and 1999. Additional earnings of $165,335, $34,476 and $21,542 would have been required to cover fixed charges in the years ended December 31, 2001, 2000 and 1999, respectively.

(c)
Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends. Preferred stock dividends are divided by (1—effective tax rate) with the tax rate being 35.00% for the years ended December 31, 2002 and 2001. The tax rate for years ended December 31, 2000, 1999 and 1998 was 39.55%.

(d)
Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. Additional earnings of $10,704, $181,258, $51,598, $38,664 and $15,390 would have been required to cover fixed charges in the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

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  EXHIBIT 12
SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, 2000, 1999 and 1998 (DOLLARS IN THOUSANDS)